June 15, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   FSM - Delaware, Inc.
      Registration Statement on Form S-4
      Registration No. 132745

Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, FSM - Delaware, Inc. (the "Company") hereby requests that the effective date of the Registration Statement on Form S-4 referenced above (the "Filing") be accelerated to 10:00 a.m. on Monday, June 19, 2006 or as soon thereafter as practicable.

      In making this request, the undersigned acknowledges that:

      o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

      o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      o The Company is responsible for the adequacy and accuracy of the disclosure in the Filing.

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing.

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours,

                                       FSM - DELAWARE, INC.


                                    By: /s/ Richard J. Saker
                                       -----------------------------------------
                                       Richard J. Saker
                                       President